Exhibit 14.1

PERSHING SQUARE SPARC HOLDINGS, LTD.

Code of Conduct and Ethics

I.	Introduction

Pershing Square SPARC Holdings, Ltd. (the “Company”) requires the highest standards of professional and ethical conduct from its employees1, officers, advisors and directors. Our reputation for honesty and integrity is key to the success of its business. The Company intends that its business practices will comply with the laws of all of the jurisdictions in which it operates and that honesty, integrity and accountability will always characterize the Company’s business activity. No employee, officer, advisor or director may achieve results through violations of laws or regulations or unscrupulous dealings.

This Code of Conduct and Ethics (the “Code”) reflects the Company’s commitment to this culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees, officers, advisors and directors are expected to comply. Therefore, we expect you to read this Code thoroughly and carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any situation where there is a question regarding compliance issues, whether with the letter or the spirit of the Company’s policies and applicable laws. Cooperation with this Code is essential to the continued success of the Company’s business and the cultivation and maintenance of its reputation as a good corporate citizen. Misconduct is never justified, even where sanctioned or ordered by an officer or other individual in a position of higher management. No individual, regardless of stature or position, can authorize actions that are illegal, or that jeopardize or violate Company standards. We note that this Code sets forth general principles of conduct and ethics and is intended to work in conjunction with the specific policies and procedures that are covered in the Company’s separate specific policy statements, such as the Policy on Insider Trading and the Regulation FD Corporate Communications Policy, and you should refer to those policies and procedures for more detail in the specified context.

Nothing in this Code prohibits you from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission (the “SEC”), the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need the prior authorization of the Company to make any such reports or disclosures and you are not required to notify the Company that you have made such reports or disclosures.

1 As a blank check company with no operations other than the identification and consummation of a business combination, we do not formally engage employees. Instead, both our sponsor and its affiliates (including the non-member manager of the sponsor) provide services to the Company. For purposes of this Code, the term “employee” shall be deemed to include all individuals employed by our sponsor or its manager (including partners and employees of such entities and their respective affiliates) who provide services to the Company, directly or on behalf of our sponsor or its manager. As such, all such persons must comply with the Code as an “employee”, in addition to all other policies applicable to such persons.

II.	Conflicts of Interest

A conflict of interest occurs when your private interest interferes, appears to interfere or is inconsistent in any way with the interests of the Company. For example, conflicts of interest may arise if:

•	You cause the Company to engage in business transactions with a company that you, your friends or your relatives control without having obtained the appropriate prior approvals required.

•	You are in a position to (i) compete with, rather than help, the Company or (ii) make a business decision not on the basis of the Company’s interest but rather for your own personal advantage.

•	You take actions, or have personal or family interests, which may make it difficult to perform your work (or discharge your duties and obligations) effectively.

•

You, or any of your family members or affiliates, receive improper personal benefits other than gratuities and payments received or provided in compliance with the guidelines set forth in “Business Gifts and Entertainment” below, as a result of your position in the Company.

A conflict of interest may not be immediately recognizable, so potential conflicts must be reported immediately to the General Counsel and Corporate Secretary of the Company (the “General Counsel and Corporate Secretary”). Further, if you become aware of a conflict or potential conflict involving another employee, officer, advisor or director, you should bring it to the attention of the General Counsel and Corporate Secretary or a member of the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) at the principal executive offices of the Company.

If the concern requires confidentiality, including keeping particular individuals anonymous, then this confidentially will be protected, except to the extent necessary to conduct an effective investigation or as required by under applicable law, regulation or legal proceedings.

The Company will avoid conflicts of interest wherever possible, except for those approved in accordance with Section III. Such conflicts of interest will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness).

III.	Related Party Transactions

The Company has adopted a policy that requires the review and approval of any transaction, arrangement or relationship where the Company was, is or will be a participant and the amount involved exceeds $120,000, and in which any “Related Person” (generally defined as any director (or director nominee) or executive officer of the Company, beneficial owner of more than 5% of the Company stock, any immediate family member of the foregoing and any entity in which any of the foregoing persons is employed or is a partner or principal or in which that person has a 10% or greater beneficial ownership interest) had, has or will have a direct or indirect material interest.

Before entering any such transaction, arrangement or relationship, the General Counsel and Corporate Secretary must be notified of the facts and circumstances of the proposed transaction, arrangement or relationship. If the General Counsel and Corporate Secretary determines that a transaction, arrangement or relationship is indeed a related party transaction, then such transaction will be sent to the Audit Committee (or the chair of such committee) for their review and approval. Additionally, any transaction involving the Company and any sponsor (or affiliate) will require review and approval of the Audit Committee. Only those transactions that are in the best interests of the Company shall be approved. For more detail, please see the Company’s Related Person Transactions Policy.

IV.	Corporate Opportunities

When carrying out your duties or responsibilities, you owe a duty to the Company to advance its legitimate interests. The Company’s certificate of incorporation and corporate governance guidelines contain important policies with respect to corporate opportunities.

V.	Public Reporting

Full, fair, accurate and timely disclosure must be made in the reports and other documents that the Company files with, or submits to, the SEC and in its other public communications. Such disclosure is critical to ensure that the Company maintains its good reputation, complies with its obligations under the securities laws and meets the expectations of its stockholders.

Persons responsible for the preparation of such documents and reports and other public communications must exercise the highest standard of care in accordance with the following guidelines:

•	all accounting records, and the reports produced from such records, must comply with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

•	accounting records must not contain any false or intentionally misleading entries;

•	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	no information should be concealed from the internal auditors or the independent auditors; and

•	compliance with the Company’s internal control over financial reporting and disclosure controls and procedures is required.

VI.	Confidentiality

Employees, officers, advisors and directors must maintain and protect the confidentiality of information entrusted to them by the Company, or that otherwise comes into their possession, during the course of their employment or while carrying out their duties and responsibilities, except when disclosure is authorized by the Company or legally mandated.

The obligation to preserve confidential information continues even after employees, officers, advisors and directors leave the Company.

Confidential information encompasses all non-public information (including, for example, “inside information” or information that third parties have entrusted to the Company) that may be of use to competitors, or may otherwise be harmful to the Company or its key stakeholders, if disclosed. Financial information is of special sensitivity and should under all circumstances be considered confidential, except where its disclosure is approved by the Company or when the information has been publicly disseminated.

VII.	Protection and Proper Use of Company Assets

All employees, officers, advisors and directors should promote and ensure the efficient and responsible use of the Company’s assets and resources by the Company. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Company assets, such as proprietary information, funds, materials, supplies, products, equipment, software, facilities, and other assets owned or leased by the Company or that are otherwise in the Company’s possession, may only be used for legitimate business purposes and must never be used for illegal purposes.

Proprietary information includes any information that is not generally known to the public or would be valued by, or helpful to, our competitors. Examples of proprietary information are intellectual property, business and strategic plans and employee information. The obligation to use proprietary information only for legitimate business purposes continues even after individuals leave the Company.

VIII.	Insider Trading

Insider trading is unethical and illegal. Employees, officers, advisors and directors must not trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information to third parties.

The Company has a Policy on Insider Trading, which sets forth obligations in respect of trading in the Company’s securities or in the securities of other entities (including companies considered as potential candidates for the Company’s business combination) to the extent such employee, officer, advisor or director is in possession of material non-public information.

IX.	Fair Dealing

Each employee, officer, advisor and director, in carrying out his or her duties and responsibilities, should endeavor to deal fairly with each other and the Company’s customers, suppliers and competitors. No employee, officer, advisor or director should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

X.	Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to the Company, including any securities exchange (as applicable) or other organization or body that regulates the Company, is critical to our reputation and continued success. All employees, officers, advisors and directors must respect and obey the laws of the cities, states and countries in which the Company operates and avoid even the appearance of impropriety.

Employees, officers, advisors or directors who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

XI.	Compliance with Environmental Laws

The Company is a blank check company with no operations other than the identification and consummation of a business combination. Nevertheless, the Company is sensitive to environmental, health and safety concerns and, accordingly strictly complies with all applicable Federal and State environmental laws and regulations. If any individual has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with the General Counsel and Corporate Secretary.

XII.	Discrimination and Harassment

The Company values a diverse working environment and is committed to providing equal opportunity in all aspects of our business. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. The Company encourages the reporting of harassment when it occurs.

XIII.	Safety and Health

The Company is committed to keeping its workplaces free from hazards. You should report any accidents, injuries or unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

You must not engage in the use of any substance that could prevent you from discharging your work duties and responsibilities safely and effectively.

XIV.	Company Records and Document Retention

Records created, received or used during the conduct of Company business, including all communications sent or received using email, are at all times the property of the Company wherever those records may be located. At any time, the Company and, in certain circumstances, third parties (including government officials), may review, without prior notice to personnel, any and all firm records, including records marked “Personal” or “Private.”

Any records that you create and store are subject to this Code and may be demanded by third parties during the course of litigation or a government investigation or, in the case of records sent outside the Company, subject to the records retention policies of the recipients.

You should, therefore, avoid discriminatory remarks, harassment and threats of violence or similar inappropriate or unlawful conduct. This applies to communications of all kinds, including e-mail, instant messaging, voice mail messages, text messages, video recordings and informal notes or interoffice memos.

XV.	Use of Electronic Media

The Company at all times retains the right to access and search all electronic media or other items contained in or used in conjunction with the Company’s business, including e-mail, voicemail and Internet access systems and equipment with no prior notice.

Your messages and computer information are considered Company property and consequently, employees should not have an expectation of privacy in the context of computer and voice mail use. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

The Company also recognizes that many employees are choosing to express themselves by using Internet technologies, such as blogs, wikis, file-sharing, user generated audio and video, virtual worlds, and social networking sites, such as Facebook, LinkedIn and Twitter. Whether you choose to participate in such social networking outside of work on your own time is your own decision. If you choose to participate in social networking, such social networking shall not be used to conduct any business of the Company and you may not represent (or give the impression) that you are speaking on behalf of the Company or include proprietary information or other information regarding the Company that is not already in the public domain, in each case except to the extent you are expressly authorized to do so by the General Counsel and Corporate Secretary or the Chairman and Chief Executive Officer of the Company.

XVI.	Business Gifts and Entertainment

Business gifts and entertainment are often customary courtesies designed to build goodwill among business partners and clients. However, issues may arise when such courtesies compromise, or appear to compromise, the recipient’s ability to make objective and fair business decisions. In addition, issues can arise when the intended recipient is a government official. Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons, and apply equally to employees, officers, advisors or directors offering gifts and entertainment to the Company’s business associates.

The value of gifts should be nominal, both with respect to frequency and monetary amount. Frequent gifting to a recipient may be perceived as an attempt to create an obligation to the giver, and is therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to facilitate legitimate business goals. For example, should tickets to a sporting or cultural event be offered, the offeror must attend the event as well. The following questions may provide guidance in the instance of doubt:

•	Is the action legal?

•	Does the action raise doubts or concerns?

•	Should another individual be consulted?

•	Is the action clearly business-related?

•	Is the action or gift moderate, reasonable, and in good taste?

•	Would public disclosure of the action or gift embarrass or harm the Company?

•	Is there an expectation of reciprocation or favors?

Strict rules apply when the Company does business with governmental agencies and officials, whether in the U.S. or in other countries, as discussed in more detail below.

Because of the sensitive nature of these relationships, you must seek approval from a supervisor and/or the General Counsel and Corporate Secretary before offering or making any gifts or hospitality to governmental officials or employees.

XVII.	Political Activities and Contributions

The Company respects the right of each of its employees to participate in the political process and to engage in political activities of his or her choosing; however, while involved in their personal and civic affairs employees must make clear at all times that their views and actions are their own, and not those of the Company. Employees may not use the Company’s resources to support their choice of political parties, causes or candidates.

The Company may occasionally, but does not currently intend to, express its views on local and national issues that affect its operations. In such cases, Company funds and resources may be used, but only when permitted by law and by Company guidelines. The Company may also, but does not currently intend to, make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Company may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. Any use of Company resources for the Company’s political activities, including contributions or donations, requires advance approval by the Company’s General Counsel and Corporate Secretary.

XVIII.	Bribery and Corruption

Employees, officers, advisors and directors must comply with all laws prohibiting bribery, corruption and kickbacks, including laws prohibiting improper payments to domestic and foreign officials such as the U.S. Foreign Corrupt Practices Act (the “FCPA”). While this section focuses primarily on foreign officials, this Code equally prohibits bribery of domestic officials and commercial or private sector parties.

The FCPA prohibits an offer, payment, promise of payment or authorization of the payment of any money or thing of value to a foreign official, foreign political party, official of a foreign political party or candidate for political office to induce or influence any act or decision of such person or party or to secure any improper advantage. The FCPA prohibits such conduct whether done directly or indirectly through an agent or other intermediary.

Although U.S. law does allow certain payments to foreign officials intended solely to expedite non-discretionary routine government action, sometimes called “grease” or “facilitating” payments, this exception is a narrow one and such payments are often illegal under other laws. Accordingly, the Company’s policy is to avoid such payments.

Therefore, no payment may be made to a foreign official even for non-discretionary action without first consulting with and obtaining written authorization from the General Counsel and Corporate Secretary or the Chairman and Chief Executive Officer of the Company. If a facilitating payment is authorized, such payment must be accurately and fairly recorded in the Company’s books, records and accounts.

The FCPA further requires compliance by the Company with record keeping and internal controls requirements. The Company must maintain financial records which, in reasonable detail, accurately and fairly reflect transactions and disposition of corporate assets. In particular, all bank accounts that receive or disburse funds on behalf of the Company shall be properly authorized and any such transactions recorded on the official books and records of the Company. In addition, the Company must maintain a system of internal controls sufficient to provide reasonable assurances that the Company’s assets are used only in accordance with directives and authorizations by the Board and senior management of the Company, and that checks and balances are employed so as to prevent the by-passing or overriding of these controls.

Violation of the FCPA is an offense, subjecting the Company to substantial fines and penalties and any officer, director, employee, advisor or stockholder acting on behalf of the Company to imprisonment and fines. The FCPA prohibits the Company from paying, directly or indirectly, a fine imposed upon an individual pursuant to the FCPA. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

XIX.	Compliance with and Amendments of This Code

Failure to comply with this Code or applicable laws, rules or regulations may result in disciplinary measures, including discharge from your position with the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for such person, such person’s supervisors and/or the Company. The Board will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of this Code in relation to executive officers and directors. In determining what action is appropriate in a particular case, the Board or its designee will consider the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation was intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past. Employees, officers, advisors and directors shall promptly report violations of this Code in accordance with Section XX. The General Counsel and Corporate Secretary, in consultation with the Chairman and Chief Executive Officer, will determine appropriate actions to be taken in the event of a violation of this Code in relation to all other employees.

This Code cannot, and is not intended to, address all of the ethical complexities that may arise during the course of employment or association with the Company. There will be occasions where circumstances not covered by policy or procedure arise, and where a judgment must be made as to the appropriate course of action. In such circumstances, the Company encourages common sense decision-making, and consultation with the General Counsel and Corporate Secretary or the Chairman and Chief Executive Officer of the Company for guidance pursuant to the methods discussed below in “Compliance and Contact Details”.

Any material amendment of this Code will be made only by the Board and will be promptly disclosed as required by law or stock exchange regulation (as applicable).

XX.	Compliance and Contact Details

1.	Confidential Advice

If you think that an actual or possible violation has occurred, it is important to report your concerns immediately. If you do not feel comfortable discussing the matter with your supervisor, please contact the General Counsel and Corporate Secretary at the e-mail address previously communicated to you.

The Company strives to ensure that all questions or concerns are handled fairly, discreetly and thoroughly. You may choose to remain anonymous.

2.	Employee Reporting

The Company proactively promotes ethical behavior and encourages employees, officers, advisors and directors promptly to report evidence of illegal or unethical behavior, or violations of this Code to the General Counsel and Corporate Secretary (at the e-mail address previously communicated to you and set forth in the records of the Company) or for issues involving officers and directors to the Chairman and Chief Executive Officer of the Company (at the e-mail address previously communicated to you and maintained by the Company) or the Chairman of the Audit Committee (at the e-mail address set forth in the records of the Company). You may choose to remain anonymous in reporting any possible violation of this Code.

Once a report is made and received, the Company will investigate promptly and all employees, officers, advisors and directors are expected to cooperate candidly with relevant investigatory procedures. Appropriate remedial action may be taken, based on the outcome of such investigation.

The Company has a no-tolerance policy for retaliation against persons who raise good faith compliance, ethics or related issues. However, it is unacceptable to file a report knowing it to be false.

3.	Waiver

Any waiver of this Code for any executive officer or director will be made only by the Nominating and Corporate Governance Committee of the Company and will be promptly disclosed as required by law or stock exchange regulation (as applicable).